Appendix 1

Comparison of year ended December 31, 2004 to eight-month period ended December 31, 2003

To align reporting with most companies in its industry, ART changed its year-end from April 30 to December 31, effective December 31, 2003, and consequently, ART reported its financial results in 2003 over an eight-month period ended December 31, 2003, and a twelve-month period ended April 30, 2003. As a result of this change in reporting period, ART’s financial results for 2004 and 2003 are not directly comparable to the financial results for the immediately preceding year.

Revenues: Revenues for the year ended December 31, 2004 were $1,935,000, compared to $681,875 for the eight-month period ended December 31, 2003. The increase in revenues comes from an increase in the Company’s eXplore Optix product sales as it pursues its market penetration of the preclinical optical imaging. In the fiscal year ended December 31, 2004, the Company sold 11 eXplore units as compared to 4 units in the eight months ended December 31, 2003.

Cost of Sales: For the year ended December 31, 2004, the cost of sales was $915,087 compared to $377,744 in the eight-month period ended December 31, 2003. Cost of sales consisted principally of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 53% from its eXplore Optix products in 2004 and 45% in the preceding period. The increase in the gross margin in the fiscal year ended December 31, 2004 as compared to the eight-month period ended December 31, 2003 resulted from a lower selling price to its early adopters when the Company sold its first units during the eight-month period ended December 31, 2003. As the Company transitions to the new multiwavelength base system and product extensions, and plans to offer upgrades to its customer base in 2005, it is expected that the gross margin will fluctuate in the coming year.

Research and Development Expenditures: The Company’s research and development (“R&D”) expenditures for the year ended December 31, 2004, net of investment tax credits amounted to $7,511,485, compared to $3,491,641 for the eight-month period ended December 31, 2003. The increase in research and development expenses in the fiscal year ended December 31, 2004 as compared to the eight-month period ended December 31, 2003 (aside from the differences in the period sizes) resulted from an increase for the cost entailed by the development of the eXplore Optix multiwavelength system and the development of the Softscan device. In the medical sector, ART pursued its efforts towards the preparation of pivotal trials for its SoftScan device. As a result, the Company invested in finalizing the design of SoftScan, the manufacturing of the clinical prototypes, preparing the protocols and selecting its clinical sites. In the pharmaceutical sector, ART pursued the development of eXplore Optix product extensions such as the world’s first commercial 3D time domain optical image reconstruction software for preclinical research, and of its new eXplore Optix multiwavelength system. In 2004, ART also obtained ISO 9001:2000 certification. During the year ended December 31, 2004, 74% of the R&D expenditures were dedicated to the medical sector and 26% to the pharmaceutical sector. (Before 2004, the Company was not operating in two separate sectors.)

Investment Tax Credits: The investment tax credits (“ITC”) represented $1,264,856, or 14% of the overall expenditures in R&D, for the year ended December 31, 2004, compared to $433,865, or 11% of the overall expenditures, for the eight-month period ended December 31, 2003. The ITC increase follows a positive review by the tax authorities for research and development tax credit claims previously submitted. ART applied this non-recurring amount against R&D expenditures in the year ended December 31, 2004.

Selling, general and administrative expenditures: Selling, general, and administrative (“SG&A”) expenses for the year ended December 31, 2004, totalled $3,474,446, compared to $2,239,324 for the eight-month period ended December 31, 2003. The increase in selling, general and administrative expenses corresponds to the difference in the period sizes. Selling, general and administrative expenses were principally engaged to support commercial activities related to the eXplore Optix product and raise funds to strengthen the Company’s financial position as well as support its overall activities. During the year ended December 31, 2004, 62% of the SG&A expenditures were dedicated to the medical sector and 38% to the pharmaceutical sector. (Before 2004, the Company was not operating in two separate sectors.)

Amortization: Amortization for the year ended December 31, 2004 totalled $249,627, compared to $136,643 for the eight-month period ended December 31, 2003. Amortization consisted principally of amortization of property and equipment. The increase was mainly due to the rapid amortization of a demonstration unit.

Interest Income: Interest income for the year ended December 31, 2004 totalled $300,221, compared $63,384 for the eight-month period ended December 31, 2003. The increase is mainly explained by the increase in the Company’s cash and short-term investments resulting from the financing closed in the first quarter of the year ended December 31, 2004.

Foreign Exchange Loss: Foreign exchange loss for the year ended December 31, 2004, amounted to $13,179, compared to $331,932 for the eight-month period ended December 31, 2003. The foreign exchange loss results from the fluctuation of the U.S. currency compared to the Canadian currency. These exchange rate fluctuations, though significant from an accounting point of view, do not affect the Company’s ability to pay its U.S. dollar denominated expenditures. ART holds U.S. dollars in anticipation of these expenditures.

Net Loss: As a result of the foregoing, net loss for the year ended December 31, 2004 was $9,928,603 or $0.24 per share, compared to $5,832,025 or $0.20 per share for the eight-month period ended December 31, 2003.

Comparison of eight-month period ended December 31, 2003 and year ended April 30, 2003

To align reporting with most companies in its industry, ART changed its year-end from April 30 to December 31, effective December 31, 2003. Consequently, the results report discrepancies between the two years, which are primarily due to the fact that the periods compared are different.

Revenues: The Company recorded sales of $681,875 during the eight-month period ended December 31, 2003, as compared to none in the year ended April 30, 2003. These revenues came from the first sales of eXplore Optix units to the biomedical sector.

Cost of Sales: For the eight-month period ended December 31, 2003, the cost of sales was $377,744, compared to none in the year ended April 30, 2003. Cost of sales consisted principally of costs of raw materials, royalties and manufacturing costs. As a result, ART generated a gross margin of 45% in the eight-month period ended December 31 2003 compared to none in the year ended April 30, 2003.

Research and Development Expenditures: The Company’s R&D expenditures for the eight-month period ended December 31, 2003, net of investment tax credits, amounted to $3,491,641, compared to $5,734,470 for the year ended April 30, 2003. The investment tax credits represent $433,865, or 11% of the overall expenditures in R&D, for the eight-month period ended December 31, 2003, compared to $570,792, or 9% of the overall expenditures, for the year ended April 30, 2003. R&D expenditures were engaged for the development of the current generation of eXplore Optix units. Moreover, ART continued to develop its SoftScan system and pursued clinical trials with the McGill University Health Centre, the Sunnybrook and Women’s College Health Sciences Centre and the Ottawa Regional Women’s Breast Health Centre at the Civic Campus of The Ottawa Hospital. The decrease in R&D expenditures is explained principally by the fact that we compare a period comprising eight month with one of twelve months. During the eight-month period ended December 31, 2003 the Company increased its development costs for its eXplore Optix product which was offset by lower cost to manufacture SoftScan prototypes incurred during last fiscal year.

Selling, general and administrative expenditures: Selling, general, and administrative expenses for the eight-month period ended December 31, 2003, were $2,239,324 compared to $2,885,065 for the year ended April 30, 2003. Selling, general and administrative expenses were engaged to support commercial activities of eXplore Optix, increase the Company’s visibility, as well as support the Company’s activities. The decrease in SG&AR&D expenditures is explained principally by a the fact that we compare a period comprising eight months with one of 12 months.

Foreign Exchange Loss: Foreign exchange loss for the eight-month period ended December 31, 2003, increased $112,867, to a loss of $331,932, compared to a loss of $219,065 for the year ended April 30, 2003. The foreign exchange loss results from the fluctuation of the U.S. currency compared to the Canadian currency. These exchange rate fluctuations, though significant from an accounting point of view, do not affect the Company’s ability to pay its U.S. dollar denominated expenditures. ART holds U.S. dollars in anticipation of these expenditures.

Other Expenses: Other expenses for the eight-month period ended December 31, 2003 were nil compared to $1,467,621 for the year ended April 30, 2003. During the year ended April 30, 2003, ART paid management fees of $750,000 in cash for services rendered in the negotiation and ratification of strategic agreements with General Electric Company. Also, the Company granted share purchase warrants to General Electric Company. The fair market value of those share purchase warrants was recorded as a non-cash expense of $717,621.

Current Income Taxes Recovered: Current income taxes recovered for the eight-month period ended December 31, 2003 were nil compared to $1,318,668 for the year ended April 30, 2003. The current tax recovery in the year ended April 30, 2003, represents the utilization of tax losses for the year to recover current income taxes resulting from the gain related to the disposal of the ISIS thermal imaging division.

Net Loss: As a result, the net loss for the eight-month period ended December 31, 2003 was $5,832,025, or $0.20 per share, compared to $6,546,604, or $0.28 per share, for the year ended April 30, 2003.

Comparison of Years Ended April 30, 2003 and 2002

Revenues: The Company recorded no revenues for the year ended April 30, 2003, as it launched its pre-clinical optical imaging device eXplore Optix™ in the biomedical sector after the fiscal year-end.

Research and Development Expenditures: The Company’s R&D expenditure for the year ended April 30, 2003, net of investment tax credits, amounted to $5,734,470, down $549,741, or 9%, from $6,284,211 in the previous year. The investment tax credits represent $570,792, or 9% of overall R&D expenditures, compared to $329,946, or 5% in 2002. The decrease in R&D expenses is primarily due to the fact that certain costs incurred during the last year for the planning and development of the clinical program and protocols were not repeated in the year ended April 30, 2003. The increase in the investment tax credits is mainly due to the fact that more R&D activities were eligible under the tax credit program in the year ended April 30, 2003.

Selling, general and administrative expenditures: Selling, general and administrative expenses for the year ended April 30, 2003 declined $330,589, or 10%, to $2,885,065, compared to $3,215,654 for the year ended April 30, 2002.

The decline in selling, general and administrative expenses can be explained by tight controls over expenses and by an internal reorganization.

Foreign Exchange Loss (gain): Foreign exchange loss (gain) for the year ended April 30, 2003, declined $394,227, to a loss of $219,065, compared to a gain of $175,162 for the year ended April 30, 2002. During the year ended April 30, 2003, the US dollar depreciated compared to the CA dollar which resulted in a loss of $219,065. During the year ended April 30, 2002, the US dollar appreciated compared to the CA dollar, which resulted in a gain of $175,162. In order to protect itself against adverse exchange rate movements, the Company maintains a US dollar bank account to assume US dollar payments.

Other Expenses: Other expenses for the year ended April 30, 2003 were $1,467,621 compared to nil for the year ended April 30, 2002. During the year ended April 30, 2003, ART paid management fees of $750,000 in cash for services rendered in the negotiation and ratification of strategic agreements with General Electric Company. Also, the Company granted share purchase warrants to General Electric Company. The fair market value of those share purchase warrants was recorded as a non-cash expense of $717,621.

Current Income Taxes Recovered: Current income taxes recovered for the year ended April 30, 2003 were $1,318,668 compared to nil for the year ended April 30, 2002. The current tax recovery represents the utilization of tax losses for the year to recover current income tax resulting from the gain related to the disposal of the ISIS thermal imaging division.

Loss (profit) from Discontinued Operations: Loss (profit) from discontinued operations for the year ended April 30, 2003 was a profit of $2,479,841 compared to a loss of $1,536,017 for the year ended April 30, 2002. The discontinued operations represent the ISIS thermal imaging division sold, whose net operating expenses were reclassified under this line.

Net Loss: As a result, the net loss for the year ended April 30, 2003 was $6,546,604, or $0.28 per share, compared to $10,881,500, or $0.54 per share, for the year ended April 30, 2002.

Commitments

The following table discloses aggregate information about our contractual obligations and periods in which payments are due as of December 31, 2004:

	Payment Due by Period
	TOTAL	Less Than	1-3 years	4-5 years	After

		1 year			5 years

Operating Leases	$3,141,477	$437,984	$1,197,226	$802,119	$704,148

Related party transaction

In the normal course of its business, the Company has entered into an agreement with Clinivation Inc., a company controlled by one of its officers. Clinivation acts as ART’s Contract Research Organization (CRO) and provides management services and contract research services related to the clinical development, regulatory approval, and commercialization of SoftScan.

Management services: Clinivation provides the management and professional services of Joseph Kozikowski, MD, who serves as ART’s Chief Medical Officer (CMO).

Contract Research Services: Clinivation works toward the clinical development and approvals of SoftScan. During the year ended December 31, 2004, the Company paid $198,946 for management services as CMO and $1,753,635 for contract research services.

Quarterly results from operations

Our business fluctuates according to our sales and development cycle, and addresses emerging markets. The following table presents our operating results by quarter for each of the last eight quarters. The information for each of these quarters is un-audited and has been prepared on the same basis as the audited financial statements for the year ended December 31, 2004. This data should be read together with the financial statements and the notes to such statements.

				Net loss per share
	Sales	Loss from	Net loss	Basic and diluted	Basic and diluted
		continuing		from continuing
		operations		operations
Dec. 2004 FY
December 31	$599,000	$2,714,207	$2,714,207	$0.06	$0.06
September 30	760,000	2,438,606	2,438,606	0.06	0.06
June 30	190,000	2,694,042	2,694,042	0.06	0.06
March 31	386,000	2,081,748	2,081,748	0.06	0.06

Dec. 2003 FY
December 31 (2 months)	681,875	1,563,667	1,563,667	0.05	0.05
October 31	—	2,164,825	2,164,825	0.07	0.07
July 31	—	2,103,533	2,103,533	0.08	0.08

April 2003 FY
April 30	—	2,285,486	2,271,209	0.10	0.10

Notes: Quarterly data for the years ended December 31, 2003 and April 31, 2003 have been converted from CA$ to US$ using a yearly average rate.

Disclosure About Market Risks

ART is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. ART does not use derivative financial instruments for speculative or trading purposes. ART does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on ART’s results of operations.

Foreign Currencies

The Company’s operations are in some instances conducted in currencies other than the Canadian dollar (principally in U.S. dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause the Company to incur currency exchange losses.

Interest Rate Sensitivity

ART’s investment policy is made of high-grade government, bank and corporate securities with varying maturities usually less than 180 days. ART does not have material exposure to interest risks. ART is also exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on the Canadian dollar prime rate.

Risk and uncertainties

The Company’s future capital requirements will depend on many factors, including progress in both the commercialization of eXplore Optix and in the clinical development and trials of SoftScan. To the extent that the Company relies on third parties such as GE Healthcare to manufacture or market its products, the commercial success of such products may be outside of its control. While eXplore Optix has entered the commercialization stage, there can be no assurance that the Company’s products will be accepted by the pharmaceutical and medical sectors. Moreover, SoftScan is still in development, has not yet been approved by regulatory authorities in the jurisdictions targeted by ART for SoftScan commercialization and has not yet been marketed commercially. ART’s business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, its current reliance on primarily one product, the adequacy of its patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from pharmaceutical and biotechnology companies. There can be no assurance that the Company’s ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining the necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieve reimbursement from government or private health authorities.

The actual schedules for the SoftScan clinical trials could vary significantly from our forecast due to a number of factors. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population available and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites and providing the SoftScan device to the sites. Any delay in the initiation and completion of our clinical trials could cause the price of our common shares to decline.

The Company sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, time of product launch and sales targets. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products and achieve our sales objectives. There can be no assurance that the clinical trials will be completed as planned, that the Company will make regulatory submissions or receive regulatory approvals as planned, that the Company will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products or that the Company will meet its sales objectives. If we fail to achieve one or more of these milestones or objectives as planned, the price of our common shares could decline.

The Company may have to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favourable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements and other relevant commercial considerations.

A.	Liquidity and Capital Resources

The Company has financed its activities by issuing common shares through private placements, an initial public offering and a follow-up public offering. Since its creation in 1993 until December 31, 2004, the Company has issued 42,664,523 shares and 2,194,422 share purchase warrants amounting to $80,696,107.

The Company’s working capital increased by $2,922,885, or 30%, to $12,534,875 as of December 31, 2004, from $9,611,990 as of December 31, 2003. This working capital consisted mainly of cash and short-term investments for a total of $11,831,151. This increase resulted principally from a treasury offering which closed on March 10, 2004, followed by the partial exercise of an over-allotment option on March 19, 2004, which resulted in proceeds in the amount of $11,300,825, net of related expenses.

Cash flows used for operating activities for the year ended December 31, 2004 increased by $3,369,654, or 52%, to $9,805,257 from $6,435,603 for the eight-month period ended December 31, 2003. The increase in cash flows used for operating activities primarily results from the difference in length of the two fiscal years, i.e. twelve months compared to eight months.

Cash flows used in investing activities for the year ended December 31, 2004 increased by $4,175,828 or 713% to $4,761,508 from $585,680 for the eight-month period ended December 31, 2003. During the year ended December 31, 2004, the Company invested its available cash in short-term investments.

Cash flows from financing activities increased by $1,202,606, or 12%, to $11,447,751 for the year ended December 31, 2004, from $10,245,145 for the eight-month period ended December 31, 2003.

As at December 31, 2004, total assets increased $3,060,091, or 22%, to $16,764,887, from $13,704,796 as at December 31, 2003. The increase in total assets comes principally from the cash received following the treasury offering closed in March 2004. The Company has a credit facility of CA$1,000,000 to cover fluctuations in cash requirements. As of December 31, 2004, the credit facility was not utilized. The Company also has a credit facility of CA$1,300,000 to finance investment tax credits, which was not utilized as of December 31, 2004.

ART believes that cash, cash equivalents and short-term investments will be sufficient to meet its operating cash requirements, including the development of products through R&D activities and capital expenditures up to early 2006.

B.	Research and development, patents and licenses, etc.

See “Item 4B — Business Overview — The Company’s Products, Quality Management, Product Development, Scientific Advisory Board, Business Advisory Council and Intellectual Property”.

C.	Trend information

See “Item 4B. – Business Overview”.

D.	Off-balance Sheet Arrangements

The Company does not use off-balance sheet arrangements.

E.	Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about our contractual obligations and periods in which payments are due as of December 31, 2004:

	Payment Due by Period
	TOTAL	Less Than	1-3 years	4-5 years	After

		1 year			5 years

Operating Leases	$3,141,477	$437,984	$1,197,226	$802,119	$704,148